Exhibit (e)(2)

May 17, 2010

Equity Group Investments, L.L.C.

Two North Riverside Plaza, Suite 600

Chicago, Illinois 60606

Ladies and Gentlemen:

You have requested information from Rewards Network Inc. (the “Company”) in connection with your consideration of a possible negotiated business combination or other transaction between us and you (a “Transaction”). It is understood and agreed that this letter agreement (this “Agreement”) creates no obligation to enter into any Transaction or any agreement relating to a Transaction. The Company is willing to furnish such information to you only for the purpose of evaluating such Transaction and pursuant to the terms of this Agreement. You agree that such information and any other information the Company or its Representatives (as hereinafter defined) furnish to you or your Representatives, including any technical, financial, operational, trade secret or other proprietary information of the Company or its affiliates with which you or your Representatives may come into contact in the course of your investigation, and whether oral, written or electronic (“Information”), together with any reports, analyses, compilations, memoranda, notes and any other written or electronic materials prepared by you or your Representatives which contain, reflect or are based upon such Information (collectively, the “Evaluation Material”), will be kept confidential by you and your Representatives, will be used by you and your Representatives for the purpose of evaluating the Company and a Transaction and will not be used by you or your Representatives in any way detrimental to the Company or its affiliates (it being understood that you will cause your Representatives to treat such Information in a confidential manner and in accordance with the terms hereof).

You further agree:

(i) not to disclose, or permit any of your Representatives to disclose, Evaluation Material to any person other than those of your Representatives who require access to the Evaluation Material for the purpose of evaluating the Company and a Transaction, which disclosure is hereby permitted subject to the terms of this Agreement;

(ii) not to disclose to or discuss with, or permit any of your Representatives to disclose to or discuss with, any person other than those of your Representatives who are participating in the evaluation of the Company and a Transaction, (a) the fact that discussions or negotiations are taking place concerning a Transaction, (b) any of the terms, conditions or other facts with respect to any Transaction, including the status thereof, (c) any information that could enable such other person to identify the Company or any of its affiliates as a party to any discussions or negotiations with you regarding any Transaction, or (d) that you have received or produced any Evaluation Material (together with clauses (a), (b) and (c) above, the “Confidential Information”); provided, however, that any disclosure prohibited by this paragraph may be made to the extent you have received the advice of legal counsel that such disclosure is required to be made by you in order to avoid violating the federal securities laws of the United States; and provided, further, that (i) you will notify the Company prior to making any such disclosure and (ii) you agree that you will furnish only that portion of the Evaluation Material or Confidential Information which you are advised by legal counsel is legally required;

(iii) without the prior written consent of the Company, not to enter into, or permit any of your Representatives to enter into, any agreement, arrangement or understanding with any other person that has or would have the effect of requiring such person to provide you with financing or other potential sources of capital on an exclusive basis in connection with a Transaction; and

(iv) not to initiate, maintain or have communications with, or permit any of your Representatives to initiate, maintain or have communications with, any director, officer, employee, principal shareholder or agent of the Company regarding a Transaction other than pursuant to this Agreement;

provided, that you agree not to furnish Evaluation Material to (A) any person who is a potential source of equity capital or financing or debt financing or (B) any affiliate, consultant, investment banker or financial advisor of any person who is a potential source of equity capital or financing or debt financing, in the case of clause (A) or (B), unless and until you shall have executed and delivered to the Company a prior written notice that identifies any such person to whom you desire to provide Evaluation Material and includes your express acknowledgment and agreement that any such person shall be deemed to be your Representative hereunder (and, with respect to any such disclosure to a person who is a potential source of equity capital, such disclosure shall also require the prior written consent of the Company if such person (i) is a direct competitor of the Company or (ii) is then in negotiations with the Company regarding a potential business combination or similar transaction) and you hereby expressly acknowledge and agree that any person to whom you provide Confidential Information shall be deemed to be your Representative hereunder; and provided, further, that any request you or your Representatives have for Information in connection with a Transaction shall be submitted or directed only to, and any discussions you wish to have with the Company regarding the Transaction shall be held with Harris Williams or the CEO of the Company, or such other persons as shall be specified by Harris Williams or the CEO of the Company. You will be responsible for any breach of the terms of this Agreement by any of your Representatives.

The Company hereby agrees not to disclose to or discuss with, or permit any of its Representatives to disclose to or discuss with, any person other than those of its Representatives who are participating in the evaluation of a Transaction, without your prior written consent, (a) the fact that discussions or negotiations are taking place concerning a Transaction, (b) any of the terms, conditions or other facts with respect to any Transaction, including the status thereof, (c) any information that could enable such other person to identify you as a party to any discussions or negotiations with you regarding any Transaction, or (d) that you have received or produced any Evaluation Material; provided, however, that any disclosure prohibited by this paragraph may be made to the extent the Company has received the advice of legal counsel that such disclosure is required to be made by the Company (x) in order to avoid violating the federal securities laws of the United States or any applicable stock exchange rules, or (y) in connection with any judicial or administrative proceedings (including, without limitation, any action to enforce the terms of this Agreement); and provided, further, that the Company will notify you prior to making any such disclosure.

For purposes of this Agreement:

(i) references herein to “you” and/or “your Representatives” shall include your officers, directors, employees, legal counsel, affiliates, accountants, consultants, investment bankers, financial advisors, potential sources of equity capital or financing and potential sources of debt financing;

(ii) “Representatives” in respect of the Company shall mean its officers, directors, employees, legal counsel, investment bankers, consultants and other representatives;

(iii) “Evaluation Material” does not include Information that (x) was or becomes available to you on a non-confidential basis from a source other than the Company or its Representatives provided such other source is not known by you to be bound by a confidentiality obligation to the Company, (y) was or becomes generally available to the public (other than as a result of a breach by you or your Representatives of this Agreement) or (z) is already in your possession, provided that such Information is not known by you to be subject to another confidentiality agreement or other obligation of secrecy to the Company;

(iv) the term “person” shall be broadly interpreted to include, without limitation, the media and any corporation, company, group, partnership or individual; and

(v) the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, that, notwithstanding the foregoing, references herein to “affiliates” of the Company shall exclude you and any of your controlled, non-public affiliates that would otherwise be considered affiliates of the Company herein pursuant to such definition.

If you or any of your Representatives are required to disclose any Evaluation Material or any Confidential Information in connection with any judicial or administrative proceedings (by oral questions, interrogatories, requests for information or documents, subpoena, Civil Investigation Demand or other legal process), you will, to the extent legally permitted, in advance of such disclosure provide the Company with prompt notice of such requirement(s). You also agree, to the extent legally permitted, to provide the Company, in advance of any such disclosure, with a list of any Evaluation Material or Confidential Information you intend to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company to the extent it may seek to limit such disclosure, at the Company’s expense, including, if requested, taking all reasonable steps to resist or avoid any such judicial or administrative proceeding referred to above. If, in the absence of a protective order or the receipt of a waiver from the Company after a request in writing therefor is made by you (such request to be made as soon as reasonably practicable to allow the Company a reasonable amount of time to respond thereto), you or your Representatives are legally required to disclose Evaluation Material or Confidential Information to any tribunal or other applicable authority to avoid censure or penalty, you may disclose such information without liability hereunder; provided, however, that you agree that you will furnish only that portion of the Evaluation Material or Confidential Information which you are advised by legal counsel is legally required and use your reasonable efforts to obtain assurances that confidential treatment will be accorded to such Evaluation Material or Confidential Information.

In consideration for being furnished with the Evaluation Material, you agree that for a period of six (6) months from the date of this Agreement, unless the Company’s Board of Directors shall otherwise specifically request in writing in advance, you will not, and shall cause your Representatives and affiliates not to (and you and they will not assist or form a group within the meaning of Section 13(d)(3) of the Exchange Act, act in concert or participate with or encourage other persons to), directly or indirectly:

(i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the Exchange Act, of any of the assets, businesses or securities of the Company or any controlled affiliate thereof, including rights or options to acquire such ownership (including from any third party),

(ii) initiate, or induce or attempt to induce any other person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Company or any controlled affiliate thereof, any change of control of the Company or any controlled affiliate thereof or the convening of a shareholders’ meeting of the Company or any controlled affiliate thereof, or

(iii) make any public disclosure, or take any action (including making any non-public communication to the Company) which could require the Company or any of its affiliates to make any public disclosure, with respect to any of the matters set forth in this Agreement;

provided, that the foregoing shall not apply to any assets or securities of the Company received by you or your Representatives or affiliates from the Company in your capacity as a shareholder of the Company or as a member of the Board of Directors of the Company.

Notwithstanding the foregoing, the limitations and prohibitions set forth above shall no longer apply from the earliest of (x) the date that any third party initiates a tender or exchange offer for, or otherwise publicly proposes or agrees to acquire, any or all of the outstanding common stock or voting power of the Company and the Company’s Board of Directors (1) has not announced that it recommends rejection of such offer within the time period prescribed by Rule 14e-2(a) under the Securities Exchange Act of 1934 or (2) if it has announced that it recommends rejection, thereafter changes its announced position, or (y) the date the Company enters into an agreement or letter of intent to merge with a third party, sell assets representing 25% or more of its total assets to a third party, sell voting securities representing more than 25% of its total voting power to any third party or the date the Company enters into an agreement to, or announces an intention to undertake or pursue, a recapitalization, a debt refinancing, a restructuring or any transaction that would be inconsistent with or interfere with the Transaction.

Promptly, upon the request of the Company, you will (and you will cause your Representatives to) deliver to the Company or destroy, at your option, all copies of the Evaluation Material, including any notes relating thereto, without retaining any copy thereof, including expunging to the extent practicable all such Evaluation Material from any computer, word processor or other device or media containing such information and disposing of all electronic and physical media containing such information. If requested by the Company, an appropriate officer of yours will certify to the Company that all such material has been so delivered or destroyed in compliance herewith. Notwithstanding the delivery or destruction or the Evaluation Material required by this paragraph, any and all duties and obligations existing under this Agreement shall remain in full force and effect.

For a period of 18 months from the date hereof, you agree that you and your controlled, non-public affiliates who receive Evaluation Material will not, directly or indirectly, (i) use any of the Evaluation Material to solicit any customers or suppliers of the Company’s or any of its affiliates’ businesses, or (ii) hire or solicit any officer or director of the Company or any of its affiliates, or any employee of the Company or any of its affiliates with whom you have had contact or who became known to you in connection with your consideration of a Transaction (other than by means of general solicitation).

You understand and agree that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, on which you may rely as to the accuracy or completeness of the Evaluation Material for your purposes and that only those representations and warranties made by us in writing in a subsequent definitive agreement related to a Transaction, if any, shall have any legal effect. You agree that other than as may be set forth in such definitive agreement neither the Company nor its Representatives shall have any liability whatsoever to you or any of your Representatives, including, without limitation, in contract, tort or under federal or state securities laws, relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

It is agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

You and the Company each acknowledge that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, you agree that the Company, and the Company agrees that you, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction, in the event of any breach of the provisions of this Agreement. You and the Company each agree that it will not oppose the granting of such relief on the basis that the Company or you, as applicable, has an adequate remedy at law. You and the Company each also agree that it will not seek, and it agrees to waive, any requirement for the securing or posting of a bond in connection with the Company’s or your, as applicable, seeking or obtaining such relief. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this Agreement, (x) if a court of competent jurisdiction determines that you have breached this Agreement, then you shall be liable for and shall pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom; and (y) if a court of competent jurisdiction determines that the Company has breached this Agreement, then the Company shall be liable for and shall pay to you the reasonable legal fees incurred by you in connection with such litigation, including any appeal therefrom.

It is further understood and agreed that unless and until the execution and delivery of a definitive agreement with respect to a Transaction, neither the Company nor you intends to be, nor shall either of us be, under any legal obligation of any kind whatsoever with respect to such Transaction or otherwise, by virtue of any written or oral expressions by our respective Representatives with respect to such Transaction, except for the matters specifically agreed to in this Agreement. You further acknowledge and agree that (i) the Company shall have no obligation to authorize or pursue with you or any other party any Transaction, (ii) you understand that the Company has not, as of the date hereof, authorized any such Transaction and (iii) the Company reserves the right, in its sole and absolute discretion, to reject all proposals and to terminate discussions and negotiations with you at any time. These provisions may only be modified or waived by a separate writing signed by the Company and you expressly so modifying or waiving these provisions.

The Company acknowledges and agrees that from time to time Evaluation Material and Confidential Information of the Company has been shared between you and Representatives of the Company (including without limitation directors of the Company that may be otherwise affiliated with you) in connection with your providing advice to the Company and such Representatives. The parties hereby agree that such Evaluation Material and Confidential Information may continue to be shared, consistent with past practice and such sharing of information is ratified and approved; provided, that such information is subject to confidentiality agreements with employees and is treated in a confidential matter consistent with past practice and otherwise consistent with the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, you and your Representatives (including directors of the Company that may be otherwise affiliated with you) shall not be prohibited from obtaining, using or retaining any Evaluation Material or Confidential Information for purposes of monitoring and evaluating your investment in the Company or exercising any voting, governance, control or other rights and responsibilities in the capacity as a shareholder of the Company or as a member of the Board of Directors of the Company. The parties hereby agree that this paragraph shall survive the termination of this Agreement.

You hereby confirm that you are aware and that your Representatives have been advised that the United States securities laws generally prohibit any person who has material non-public information about a company from purchasing or selling securities of such company on the basis of such information or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities.

You acknowledge and agree that the Company shall remain the exclusive owner of the Information and all patent, copyright, trade secret, trademark, domain name and other intellectual property rights therein. No license or conveyance of any such rights is granted to you or implied under this Agreement.

You hereby confirm that you and your Representatives will take any reasonable action necessary or appropriate to prevent the use of any Information about the Company in a way which might violate any antitrust law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois. In case of any dispute related to this Agreement, you agree (i) to submit to personal jurisdiction in and that exclusive jurisdiction and venue shall lie in the United States District Court for the Northern District of Illinois and the Circuit Court of the State of Illinois for the County of Cook and (ii) that notice may be served upon you at the address set forth on the first page of this Agreement. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

It is understood and agreed that if any provision contained in this Agreement or the application thereof to you, the Company, or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to affect the original intent of the parties.

This Agreement shall benefit and bind successors and assigns of you and of the Company. Any assignment of this Agreement by you without prior written consent of the Company shall be void.

This Agreement (i) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, (ii) may be amended or modified only in a written instrument executed by the parties hereto and (iii) shall, except as otherwise specifically set forth herein, cease to be effective two years after the date hereof; provided, that the confidentiality provisions contained herein shall continue to apply with respect to any Evaluation Material for so long as you retain any Evaluation Material in accordance with this Agreement.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, whereupon this Agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

Rewards Network Inc.

By:	/s/ Ronald L. Blake
Name:	Ronald L. Blake
Title:	President and Chief Executive Officer

CONFIRMED AND AGREED TO:

Equity Group Investments, L.L.C.

By:	/s/ Jonathan D. Wasserman
Name:	Jonathan D. Wasserman
Title:	Chief Legal Officer